We hereby consent to the use in the Statement of Additional Information constituting part of this Post-effective Amendment No. 12 to the registration statement on Form N-1A (the “Registration Statement”) of our report dated December 14, 2009, relating to the financial statements and selected per share data and ratios of The Meehan Mutual Funds Inc. (consisting of the Meehan Focus Fund) which appears in such Statement of Additional Information and to the incorporation by reference of our report into the Prospectus which constitutes part of the Registration Statement.  We also consent to the reference to us under the heading “Independent Auditors” in such Statement of Additional Information and to the reference to us under the heading “Financial Highlights” in the Prospectus.

BRADY, MARTZ & ASSOCIATES, P.C.
/s/
Minot, North Dakota   USA

February 26, 2010